Robert Jan van de Kraats steps down from VEON Board Amsterdam, 8 March 2022 7:00 (CET) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces that Mr. Robert Jan van de Kraats has stepped down as a director from the VEON Board (the “Board”) with effect from 7 March 2022. Mr. van de Kraats informed the Board - of which he was a member since July 2018 - that his decision to step down was due to personal reasons. Gennady Gazin, Chairman of the Board, said: “We thank Robert Jan for his many valuable contributions to our Company, where he was the Chairman of the Audit and Risk Committee of the Board. We wish him well in his future endeavours.” The new chairperson of the Audit and Risk Committee will be announced in due course. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com